UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-130283

CIBC BANK USA

SAVINGS, RETIREMENT & EMPLOYEE STOCK OWNERSHIP PLAN

(Formerly PrivateBancorp, Inc. Savings, Retirement and Employee Stock
Ownership Plan)

(Full title of the plan)

Canadian Imperial Bank of Commerce

Commerce Court

Toronto, Ontario

Canada, M5L 1A2

(416) 980 -2211

(Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

Item 4.

The CIBC Bank USA Savings, Retirement & Employee Stock Ownership plan (the “Plan”) is subject to ERISA and files Plan financial statements and schedules prepared in accordance with the financial requirements of ERISA.

Financial Statements. Listed below are the financial statements and schedules filed as a part of the annual report.

(a)  Statements of Net Assets Available for Benefits as of December 31, 2017 and 2016, and the related Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2017 and 2016.

These Statements of Net Assets Available for Benefits as of December 31, 2017 and 2016 and the related Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2017 and 2016, respectively, included herein, are hereby incorporated by reference into the Registration Statement on Form S-8 filed with the Securities and Exchange Commission by the Canadian Imperial Bank of Commerce on June 23, 2017 (File No. 333-218913).

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of

CIBC Bank USA Savings, Retirement & Employee Stock Ownership Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of CIBC Bank USA Savings, Retirement & Employee Stock Ownership Plan (the Plan) as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2017 and 2016, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

A member firm of Ernst & Young Global Limited

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 2015.

Chicago, Illinois

June 26, 2018

CIBC BANK USA SAVINGS, RETIREMENT &

EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2017 and 2016

	2017	2016
ASSETS
Participant-directed investments, at fair value	$153,415,696	$117,598,908
Receivables:
Notes receivable from participants	1,451,159	1,193,643
Company contributions	1,655,343	449,161
Other	—	18,534
Total receivables	3,106,502	1,661,338
NET ASSETS AVAILABLE FOR BENEFITS	$156,522,198	$119,260,246

The accompanying notes are an integral part of the financial statements.

CIBC BANK USA SAVINGS, RETIREMENT &

EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2017 and 2016

	2017	2016
ADDITIONS TO NET ASSETS ATTRIBUTED TO
Contributions from company	$4,968,397	$3,399,364
Contributions from participants	12,173,330	10,850,904
Rollovers	2,900,418	2,634,232
Interest income from notes receivable from participants	59,026	47,260
Dividend income	1,282,539	760,701
Net appreciation in fair value of investments	23,098,228	11,838,600
Miscellaneous income	52	20
Total additions	44,481,990	29,531,081
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Withdrawals by participants	7,107,941	7,407,424
Administrative expenses	112,097	180,011
Total deductions	7,220,038	7,587,435
Net increase	37,261,952	21,943,646
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	119,260,246	97,316,600
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$156,522,198	$119,260,246

The accompanying notes are an integral part of the financial statements.

CIBC BANK USA SAVINGS, RETIREMENT &

EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

(1)                     Description of plan

The following description of the CIBC Bank USA Savings, Retirement & Employee Stock Ownership Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

On June 23, 2017, Canadian Imperial Bank of Commerce (“CIBC”) completed the acquisition of PrivateBancorp, Inc. (“PrivateBancorp”) through the merger of PrivateBancorp with and into CIBC Holdco Inc. (subsequently renamed CIBC Bancorp USA Inc.). CIBC acquired 100% of the outstanding shares of PrivateBancorp for 0.4176 shares of CIBC common stock and $27.20 for each common share of PrivateBancorp for a total transactional value of $61.00 per PrivateBancorp share. As a result of the acquisition, CIBC and CIBC Holdco Inc. acquired control of PrivateBancorp’s subsidiary, The Privatebank and Trust Company (subsequently renamed CIBC Bank USA).

Effective June 23, 2017, the name of the Plan changed (from PrivateBancorp, Inc. Savings, Retirement and Employee Stock Ownership Plan) to the CIBC Bank USA Savings, Retirement & Employee Stock Ownership Plan (as amended and restated effective generally as of February 1, 2016) and participants’ investment in PrivateBancorp stock was replaced with CIBC stock.

General - The Plan is a defined contribution plan covering employees of CIBC Bancorp USA Inc. and its subsidiaries (the “Company” or the “Plan Sponsor”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions - Each year, participants may contribute up to 75% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans (rollover contributions). New employees are automatically enrolled, unless they opt-out. The new employee participant’s deferral is set at 3% of eligible cash compensation and increases 1% at the start of each subsequent Plan year until the rate reaches 10% of eligible cash compensation or is changed by the participant. Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions. The Company contributes 50% of the first 6% of compensation that a participant contributes to the Plan. Additional discretionary matching contributions may be contributed at the discretion of the Company’s board of directors. No such amounts were contributed for 2016 and 2017. All contributions are subject to certain limitations of the Internal Revenue Code (the Code).

Participants direct their elective contributions into various investment options offered by the Plan and can change their investment options on a daily basis. Participants who are automatically enrolled have their contributions invested in the applicable lifecycle fund based on their age until they change their election. The Company’s contributions are invested in the same manner as that of the participant’s elective contributions.

CIBC BANK USA SAVINGS, RETIREMENT &

EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

(1)                     Description of plan (continued)

Participant accounts - Each participant’s account is credited with the participant’s contribution and allocations of: (a) the Company’s contribution and (b) investment earnings and losses and is charged with participant withdrawals or distributions and administrative fees and expenses. Allocations are based on employee contributions, eligible compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Eligibility - An employee is eligible to participate in the Plan after completing one hour of service, as defined. Participants who are at least 18 years old are eligible for the Company’s contributions after one year of employment.

Vesting - Participants are immediately vested in their contributions and the Company’s qualified matching contributions and corrective non-elective contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 20% vested after one year of credited service and vests 20% per year thereafter, until becoming fully vested after five years of credited service.

Investment options - Currently, participants are able to direct employee contributions into pooled-separate accounts (“PSAs”) (maintained by an insurance carrier), common/collective trusts (maintained by an insurance carrier), mutual funds (registered investment companies), and CIBC common stock. Participants are able to transfer funds among all investment options, subject to certain limitations on the timing of such transfers imposed by certain mutual funds and PSAs.

Participant loans - Participants may borrow from their own account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.

The loans are secured by the balance in the participant’s account and bear interest at the prime rate (4.50% as of December 31, 2017 and 3.75% as of December 31, 2016) in effect on the loan acquisition date plus 100 basis points. Principal and interest are paid ratably through payroll deductions.

Payment of benefits - Participants are eligible to receive the vested portion of their Plan account upon retirement, termination of employment, disability or death. Hardship withdrawals are also available to participants who demonstrate financial need in certain circumstances, as defined.

CIBC BANK USA SAVINGS, RETIREMENT &

EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

(1)                     Description of plan (continued)

Forfeited accounts - Participants forfeit the unvested portion of their Plan account upon certain terminations of employment. These accounts are used to reduce future Company contributions. During the Plan years ended December 31, 2017 and 2016, forfeitures in the amount of $91,329 and $92,073, respectively, were used to reduce the Company’s contributions. As of December 31, 2017 and 2016, forfeited nonvested accounts totaled $1,116 and $2,500, respectively.

(2)                     Summary of significant accounting policies

Basis of accounting - The accompanying financial statements are prepared on the accrual basis of accounting.

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator (the “Plan Committee”) to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment valuation and income recognition - The Plan is invested in CIBC common stock, mutual funds, common/collective trusts, and PSAs, which are stated at fair value using methodologies described in Note 4. Security transactions are accounted for on the date securities are purchased or sold (trade date). Dividend income is recorded on the ex-dividend date. Interest income is recognized when earned. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes receivable from participants - Notes receivable from participants are collateralized against the participant’s accounts and are stated at the amount of unpaid principal balance plus any accrued but unpaid interest. Payments of notes receivable from participants are applied to the outstanding loan balance. Delinquent participant loans are reclassified as distributions based upon terms of the Plan document.

There is no allowance for uncollectible notes receivable from participants recorded at December 31, 2017 and 2016 since all balances are deemed collectible.

Payment of benefits - Benefits are recorded when paid.

Administrative expenses - The administrative expenses of the Plan are paid by the Plan Sponsor and by the Plan participants. The expenses that are paid by the Plan Sponsor are not included in the Statements of Changes in Net Assets Available for Benefits.

CIBC BANK USA SAVINGS, RETIREMENT &

EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

(3)                     Party-in-Interest and Related party transactions

Substantially all assets of the Plan are held in trust by Delaware Charter Guarantee & Trust Company, a Delaware corporation conducting business under the trade name of Principal Trust Company, Trustee for the Plan.  Administrative fees in the amounts of $61,862 and $56,000 were paid to Principal Financial Group for the years ended December 31, 2017 and 2016, respectively, by the Company. Administrative fees in the amounts of $47,177 and $115,046 were paid to Principal Financial Group during the years ended December 31, 2017 and 2016, respectively, by the Plan via fees paid by participants.  Investment advisor fees paid to Mesirow Financial Inc. totaled $64,920 and $64,965 in 2017 and 2016, respectively. The Plan invests in common stock of CIBC. The Plan received $242,893 in common stock dividends from CIBC in 2017 and $13,999 in common stock dividends from PrivateBancorp, Inc. in 2016. These transactions qualify as party-in-interest transactions, however they are exempt from the prohibited transaction rules under ERISA.

(4)                     Fair value measurements

The Plan measures, monitors and discloses its assets on a fair value basis in accordance with Financial Accounting Standards Board Accounting Standards Codification 820 (“FASB ASC 820”), Fair Value Measurements and Disclosures. ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1:                Inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:                Inputs to the valuation methodology include:

•                  Quoted prices for similar assets or liabilities in active markets;

•                  Quoted prices for identical or similar assets or liabilities in inactive markets;

•                  Inputs other than quoted prices that are observable for the asset or liability;

•                  Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3:                Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

CIBC BANK USA SAVINGS, RETIREMENT &

EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

(4)                     Fair value measurements (continued)

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

CIBC common stock - Valued at the closing price reported on the New York Stock Exchange, which is the active market that the security is traded.

Mutual funds - Valued at the net asset value (“NAV”), based on quoted market prices in active markets, of shares held by the Plan at year end.

Common/collective trusts - Valued at NAV on the last business day of the Plan’s year end, which is provided by the Trustee of the fund and used as a practical expedient to estimate fair value. The common/collective trusts do not have finite lives, unfunded commitments relating to these types of investments, or significant restrictions on redemptions. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, divided by the number of units outstanding. Since these investments are measured at fair value using the NAV as a practical expedient, they are not classified in the fair value hierarchy. This category includes investments in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances. These common/collective trust funds share the common goal of first growing and then later preserving principal.

Pooled-separate accounts - Valued at the NAV, based on quoted market prices in active markets, of shares of the underlying assets held by the Plan at year-end and used as a practical expedient to estimate fair value. The pooled-separate accounts do not have finite lives, unfunded commitments relating to these types of investments, or significant restrictions on redemptions.  Since these investments are measured at fair value using the NAV as a practical expedient, they are not classified in the fair value hierarchy. The underlying investments of the pooled separate accounts consist solely of mutual funds, each of which follows a separate investment strategy as described in the following paragraphs:

Principal Lg Cap S&P 500 Index: The investment seeks long-term growth of capital by investing the majority of assets in common stocks of companies that compose the S&P 500 Index.

CIBC BANK USA SAVINGS, RETIREMENT &

EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

(4)                     Fair value measurements (continued)

Principal Mid Cap Value: The investment seeks long-term growth of capital. Under normal circumstances, the fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities of companies with medium market capitalizations at the time of purchase. It invests in value equity securities, an investment strategy that emphasizes buying equity securities that appear to be undervalued.

Principal Sm Cap S&P 600 Index: The investment seeks long-term growth of capital and normally invests the majority of assets in common stocks of companies that compose the S&P SmallCap 600 Index.

Principal Mid Cap S&P 400 Index: The investment seeks long-term growth of capital and normally invests the majority of assets in common stocks of companies that compose the S&P MidCap 400 Index.

Principal Real Estate Secs: The investment seeks to generate a total return by investing in equity securities of companies principally engaged in the real estate industry at the time of purchase.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, while the Plan Committee believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CIBC BANK USA SAVINGS, RETIREMENT &

EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

(4)                     Fair value measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at the fair value as of December 31, 2017 and 2016:

	Level 1	Level 2	Level 3	Total
December 31, 2017
Common stock	$13,963,467	$—	$—	$13,963,467
Mutual funds	68,058,411	—	—	68,058,411
Total assets in fair value hierarchy	$82,021,878	$—	$—	$82,021,878
Common/collective trusts				38,198,829
Pooled-separate accounts				33,194,989
Total investments at fair value				$153,415,696

December 31, 2016
Common stock	$16,771,722	$—	$—	$16,771,722
Mutual funds	51,685,194	—	—	51,685,194
Total assets in fair value hierarchy	$68,456,916	$—	$—	$68,456,916
Common/collective trusts				23,622,333
Pooled-separate accounts				25,519,659
Total investments at fair value				$117,598,908

There were no Level 3 assets and no movements between levels for the years ended  December 31, 2017 and 2016, respectively.

(5)                     Tax status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated October 10, 2017, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”), and, therefore, the related trust is tax-exempt. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more than likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

CIBC BANK USA SAVINGS, RETIREMENT &

EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

(6)                     Plan termination

Although they have not expressed any intent to do so, the Company and its subsidiaries have the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in the Company contributions.

(7)                     Risks and uncertainties

The Plan invests in various investment securities based primarily on elections made by participants. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

SUPPLEMENTARY SCHEDULE

CIBC BANK USA SAVINGS, RETIREMENT &

EMPLOYEE STOCK OWNERSHIP PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4(i) -
SCHEDULE OF ASSETS (HELD AT END OF YEAR) December 31, 2017

	EIN: 36-3681151
	Plan Number: 001

		(c)
		Description of investments
	(b)	including maturity date, rate		(e)
	Identity of issue, borrower, lessor or	of interest, collateral, par or	(d)	Current
(a)	similar party	maturity value	Cost	value
*	Principal Lg Cap S&P 500 Index	Pooled separate account	(1)	$16,575,934
*	Principal Mid Cap Value	Pooled separate account	(1)	3,839,677
*	Principal Sm Cap S&P 600 Index	Pooled separate account	(1)	4,417,740
*	Principal Mid Cap S&P 400 Index	Pooled separate account	(1)	6,498,669
*	Principal Real Estate Secs	Pooled separate account	(1)	1,862,968
*	Principal LifeTm 2010	Common/collective trusts	(1)	765,006
*	Principal LifeTm 2015	Common/collective trusts	(1)	246,712
*	Principal LifeTm 2020	Common/collective trusts	(1)	6,136,375
*	Principal LifeTm 2025	Common/collective trusts	(1)	2,497,524
*	Principal LifeTm 2030	Common/collective trusts	(1)	9,870,292
*	Principal LifeTm 2035	Common/collective trusts	(1)	1,789,879
*	Principal LifeTm 2040	Common/collective trusts	(1)	7,578,858
*	Principal LifeTm 2045	Common/collective trusts	(1)	1,701,399
*	Principal LifeTm 2050	Common/collective trusts	(1)	5,935,319
*	Principal LifeTm 2055	Common/collective trusts	(1)	432,734
*	Principal LifeTm 2060	Common/collective trusts	(1)	876,562
*	Principal LifeTm Str Inc	Common/collective trusts	(1)	368,170
*	Canadian Imp Bank of Commerce	Common stock	(1)	13,963,467
	American Funds American Balanced Fund R6	Registered investment company	(1)	7,387,102
	American Funds EuroPacific Growth Fund R6	Registered investment company	(1)	5,695,054
	Dodge & Cox Stock Fund	Registered investment company	(1)	10,935,317
	JanusHenderson SmCp Val N	Registered investment company	(1)	2,058,257
	Dimensional Fund DFA Int’l Small Cap Value I Fund	Registered investment company	(1)	3,681,370
	MainStay Lg Cap Growth R6 Fund	Registered investment company	(1)	9,577,656
	Vanguard ST Bond Index Admiral Fund	Registered investment company	(1)	3,870,482
	Vanguard Emerging Markets Index Admiral Fund	Registered investment company	(1)	4,013,038
	Vanguard Devel Markets Index Admiral Fund	Registered investment company	(1)	2,733,937
	Vanguard High Yield Corp. Adm. Fund	Registered investment company	(1)	1,228,296

CIBC BANK USA SAVINGS, RETIREMENT &

EMPLOYEE STOCK OWNERSHIP PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4(i) -

SCHEDULE OF ASSETS (HELD AT END OF YEAR) December 31, 2017

		(c)
		Description of investments
	(b)	including maturity date, rate		(e)
	Identity of issue, borrower, lessor or	of interest, collateral, par or	(d)	Current
(a)	similar party	maturity value	Cost	Value
	Vanguard INT-TM BD IDX Adm. Fund	Registered investment company	(1)	1,305,988
	Vanguard Midcp Grth IDX Adm FD	Registered investment company	(1)	3,140,545
	Franklin Templeton Global Bond R6	Registered investment company	(1)	993,481
	BlackRock Total Return Fund	Registered investment company	(1)	3,857,819
	Oppenheimer Devel Markets Fund	Registered investment company	(1)	472,409
	Wells Fargo SM Co Gr Inst Fund	Registered investment company	(1)	2,330,756
	Vanguard Fed Money Mkt Fund	Registered investment company	(1)	4,776,904
*	Notes receivable from participants	Interest rates ranging from 4.25% - 5.25% with various maturities		1,451,159
				$154,866,855

* Party-in-interest as defined by ERISA.

(1)     Cost information may be omitted as the investments are participant-directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 26, 2018

CIBC Bank USA SAVINGS, RETIREMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

	By:	CIBC Bank USA Savings, Retirement & Employee Stock Ownership Plan Committee
	By:	/s/ William T. Norris
	Name:	William T. Norris
	Title:	Plan Committee Member

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Ernst & Young LLP